FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 2
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Name of exchanges on which registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE
Delegate General of Québec
 Québec Government House
Rockefeller Center
One Rockefeller Plaza
26th Floor
New York, NY 10020-2102

Copies to:

MR. ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	MR. PAUL ROBILLARD Corporate Treasurer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

*The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 ("Annual Report") as follows:

The following additional exhibits are hereby added to the Annual Report:

(1.2)	Distribution Agreement, dated June 2, 2004, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, CIBC World Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Putnam Lovell NBF Securities Inc., RBC Capital Markets Corporation and Scotia Capital (USA) Inc. (collectively, the "Agents"), Hydro-Québec and Québec, including the addresses of the Agents;
(4.2)	Fiscal Agency Agreement, dated June 2, 2004, among Hydro-Québec, Québec and BNY Trust Company of Canada, as fiscal agent, with forms of Notes attached thereto;
(5.1)	Opinion of Bélanger Sauvé, Québec and Canadian counsel to Hydro-Québec and Québec;
(5.2)	Opinion of Bélanger Sauvé, Québec and Canadian counsel to Hydro-Québec and Québec (including annexes);
(99.2)	Itemized list of expenses incurred or to be incurred or borne by or for the account of Hydro-Québec or properly charged thereto;
(99.3)
Certificate, dated June 2, 2004, executed by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, CIBC World Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Putnam Lovell NBF Securities Inc., RBC Capital Markets Corporation and Scotia Capital (USA) Inc., Hydro-Québec, Québec and BNY Trust Company of Canada, attaching the Public Medium-Term Note Administrative Procedures for Fixed and Floating Rate Notes, dated June 2, 2004; and
(99.4)	Calculation Agency Agreement, dated June 2, 2004, between Hydro-Québec and BNY Trust Company of Canada, as calculation agent.

The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name:	Louise Guillemette
Title:	Coordinator, Documentation

Date: June 3, 2004